

Q1 2018 Financial Results
May 8, 2018



Owned and Operated by
Diversified Restaurant Holdings, Inc.

Safe Harbor

Some of the statements contained in this presentation and the Company's May 9, 2018 earnings conference call may constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements reflect the current views of our senior management team with respect to future events, including our financial performance, business and industry in general. Statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," and variations of such words and similar statements of a future or forward-looking nature are intended to identify such forward-looking statements. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement in order to comply with such safe harbor provisions.

Forward-looking statements involve known and unknown risks and uncertainties and are not assurances of future performance. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements, including, among others, the risks and uncertainties disclosed in our annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings made with the Securities and Exchange Commission. Any forward-looking statements you read in this presentation reflect our views as of the date of this presentation with respect to future events and are subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, growth strategy, and liquidity. You should carefully consider all of the factors identified in this presentation that could cause actual results to differ.

First Quarter Key Information

Sales

Sales of $39.5M, down 10.8%

Reduced traffic due to calendar shifts and corporate promotional, marketing and media strategies carried over from the latter half of 2017, as well as revenue deferral related to new loyalty program

S-S-S

Same Store Sales off 8.5%

Average check up 7.8% offset by 15.4% decline in traffic; Easter calendar shift unfavorable 1 pt.

EBITDA

Adjusted EBITDA of $5.1M, 12.9% of sales

Margin down 1 pt. as a result of sales deleverage, partially offset by improved commodity cost environment and reduced G&A

Margins

Restaurant-level EBITDA of $6.9M, 17.4% of sales

Up sequentially on improved cost of sales, partially offset by sales deleverage

Cashflow

Strong Free Cash Flow of $3.2M

Net cash from operations of $3.5M; reduced capital expenditures

Sales Bridge ($M)

DRH diversifiedrestaurantholdingsinc.

Reduced traffic in the quarter was the primary driver of lower sales levels, as system-wide promotional and media strategies were a drag similar to latter-2017



$44.3
$0.6
$0.1
$1.0
$1.9
$2.4
$39.5
Q1 2017 Revenue
NROs
Deferred Revenue
Promotion Changes
Easter/Calendar Shift
Traffic/Avg Ticket
Q1 2018 Revenue

BUFFALO WILD WINGS
Owned and Operated by Diversified Restaurant Holdings, Inc.

Adjusted EBITDA Bridge ($M)

More favorable traditional wing costs and lower G&A expenses helped to offset the impact of traffic on EBITDA for the quarter



$6.2
$0.8
$0.5
$0.8
$0.5
$0.5
$5.1
Q1 2017 Adj. EBITDA
Traffic/Avg Ticket Impact
Promotion Changes
Easter/Calendar Shift
COS (Traditional Wings)
G&A Reductions
Q1 2018 Adj. EBITDA

Owned and Operated by Diversified Restaurant Holdings, Inc.

Quarterly Restaurant EBITDA Trend



1 – On June 29, 2015, we acquired 18 locations in the St. Louis market to add to our existing 44 units, which had a dilutive AUV of $2.3 million

2 – FF = Franchise-related fees which includes 5.0% royalty and 3.0 – 3.15% NAF (national advertising fund)

Owned and Operated by
Diversified Restaurant Holdings, Inc.

6

Cost of Sales Bridge (% of Net Sales)

diversified restaurant holdings inc.

Significant favorable swing in traditional chicken wing costs and changes to the Tuesday wing promotions were responsible for a 102 bp improvement in cost of sales


29.41%
1.02%
0.23%
28.16%
Q1 2017
Traditional Wings
Food/Beverage/Other
Q1 2018

BUFFALO WILD WINGS
Owned and Operated by
Diversified Restaurant Holdings, Inc.

Value Creation – Going Forward



Current Environment

> Franchisor under new ownership – demonstrated track record
> Renewed energy and excitement behind the brand
> Progress behind the scenes on many fronts including marketing, advertising, information technology, menu and more
> Testing and evaluating new initiatives with the franchisor

Later 2018

> Traction from changes
> New and improved media strategy rollout planned for fall
> Well positioned to leverage improved commodity cost environment and future sales growth

Value Proposition

> Best in class operations
> Strong cash flow targeted at debt reduction converts to equity value
> Tax benefits to offset over $70 million in pre-tax income

EBITDA Outlook

- Implemented significant, sustainable reductions of overhead to improve our profitability and financial strength

- Negotiated significant debt covenant relief through the end of 2019 allowing DRH to maintain existing debt amortization schedule and low interest rates

- Anticipate achieving higher average unit volumes in the future; will benefit from leverage of leaner and more efficient organization

Sales	New approach under changed ownership – proven track record *Media, promotion, food and beverage strategy* Seasoning of loyalty program
Cost of sales	Wing market has corrected
Labor	Implemented labor productivity improvements
Operating Expenses	Tight management of operating expenses
General & Administrative	Salaries and expense reductions

Lower G&A Run Rate ($M)

G&A costs continue to trend down as cost savings initiatives take effect; achieved target of 5% of sales, despite lower than anticipated sales



Note: G&A expenses are shown net of non-recurring expenses.

Exhibits



Historical Wing Prices

Volatile fresh wing spot prices had ranged between $1.41 and $2.16/lb. since 2015; prices have been on the decline since October 2017, with the spot price currently at $1.29

$ / lb. Fresh Jumbo Northeast Chicken Wing Spot Prices



Source: Urner Barry Comtell™ UB Chicken – Northeast Jumbo Wings
NOTE: Logistics cost to restaurants is $0.33 / lb. over the spot price

Free Cash Flow and Net Debt ($M)

Free Cash Flow improved year-over-year as lower capital spend offset reduced EBITDA; net debt down to $106.6 million

		2015		2016		2017		Q1 2017		Q1 2018
($ millions)										
Total net sales	$	144.8	$	166.5	$	165.5	$	44.3	$	39.5
Restaurant level EBITDA		29.7		32.3		28.3		8.4		6.9
Adjusted EBITDA		21.6		23.6		19.9		6.2		5.1
Capital expenditures		(20.2)		(12.5)		(4.7)		(1.4)		(0.5)
Changes in net working capital		3.9		0.0		0.0		(0.2)		0.2
Interest		(4.2)		(5.8)		(6.6)		(1.6)		(1.6)
Taxes		-		-		-		-		-
Free cash flow	$	1.1	$	5.3	$	8.6	$	3.0	$	3.2
Scheduled debt amortization	$	(8.2)	$	(10.0)	$	(12.1)	$	(2.9)	$	(2.9)
Cash		14.2		4.0		4.4		5.4		4.5
Debt		126.3		121.2		113.9		119.6		111.1
Net debt	$	112.1	$	117.2	$	109.5	$	114.2	$	106.6
Net debt / LTM EBITDA		5.2X		5.0X		5.5X		5.1X		5.7X

EBITDA Reconciliation ($000)

	Three Months Ended (Unaudited)	
	April 1, 2018	March 26, 2017
Net Income	$ 191,829	$ 831,120
+ Loss from discontinued operations	—	(35,540)
+ Income tax expense (benefit)	(301,423)	22,264
+ Interest expense	1,646,044	1,575,954
+ Other income, net	(32,640)	(27,167)
+ Loss on asset disposal	5,851	22,059
+ Depreciation and amortization	3,166,500	3,633,254
EBITDA	$ 4,676,161	$ 6,021,944
+ Pre-opening costs	—	31,370
+ Non-recurring expenses (Restaurant-level)	—	14,300
+ Non-recurring expenses (Corporate-level)	427,525	90,097
Adjusted EBITDA	$ 5,103,686	$ 6,157,711
Adjusted EBITDA margin (%)	12.9%	13.9%
+ General and administrative	2,221,969	2,356,966
+ Non-recurring expenses (Corporate-level)	(427,525)	(90,097)
Restaurant–Level EBITDA	$ 6,898,130	$ 8,424,580
Restaurant–Level EBITDA margin (%)	17.4%	19.0%

EBITDA Reconciliation cont.

Restaurant-Level EBITDA represents net income (loss) plus the sum of non-restaurant specific general and administrative expenses, restaurant pre-opening costs, loss on property and equipment disposals, depreciation and amortization, other income and expenses, interest, taxes, and non-recurring expenses related to acquisitions, equity offerings or other non-recurring expenses. Adjusted EBITDA represents net income (loss) plus the sum of restaurant pre-opening costs, loss on property and equipment disposals, depreciation and amortization, other income and expenses, interest, taxes, and non-recurring expenses. We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not presented in accordance with GAAP, because we believe they provide an additional metric by which to evaluate our operations. When considered together with our GAAP results and the reconciliation to our net income, we believe they provide a more complete understanding of our business than could be obtained absent this disclosure. We use Restaurant-Level EBITDA and Adjusted EBITDA together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income, and cash flows from operations, to assess our historical and prospective operating performance and to enhance the understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) they are used internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

Additionally, we present Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses and restaurant pre-opening costs, which is non-recurring. The use of Restaurant-Level EBITDA thereby enables us and our investors to compare our operating performance between periods and to compare our operating performance to the performance of our competitors. The measure is also widely used within the restaurant industry to evaluate restaurant level productivity, efficiency, and performance. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structure and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of property and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management team believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing, or financing activities, or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither Restaurant-Level EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items. Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures.